August 4, 2008

Securities  and  Exchange  Commission
Division  of  Corporation  Finance
Mail Stop 4561
Washington,  D.C.  20549

Attention:  Mark P. Shuman

  Re:     LocatePLUS  Holdings  Corporation
          CIK No. 0001160084
          SEC Accession No. 0001160084-08-000013
          Registration Withdrawal Request of Form RW
          Filed On July 29, 2008
          SEC  File  No  333-138311

Dear  Mr. Shuman:

LocatePlus Holdings Corporation hereby requests the withdrawal of the Form RW, filed on July 29, 2008 (SEC Accession No. 0001160084-08-000013). The request on Form RW needs to be amended to include the correct SEC File No. 333-146581. Shortly after the filing of this Form RW-WD, a Form RW will be filed to request a withdrawal of the Company's Registration Statement on Form SB-2, originally filed on October 9, 2007.

Therefore, the Company hereby requests that an order be issued granting their request for withdrawal of the incorrectly filed Form RW (SEC Accession No. 0001160084-08-000013) as soon as is practicable.


Very  truly  yours,

LocatePLUS  Holdings  Corporation

By:  /s/  James C.  Fields
     -----------------------
      James C. Fields
      President  and  Chief  Executive  Officer